EXHIBIT 16.1

March 30, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the statement made by Legend Biotech Corporation in Item 16F in its Form 20-F dated March 30, 2023 and are in agreement with the statements contained in the first to fourth paragraphs of Item 16F (a) with reference to us therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness, included in the second and third paragraphs of Item 16F (a), we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s December 31, 2021 financial statements.

/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China